Exhibit (a)(5)(F)

OFFER PRICE FOR HARRIS INTERACTIVE FINALIZED AND THE EXPIRATION DATE OF THE OFFER EXTENDED TO JANUARY 31

NEW YORK, January 17, 2014 — (Business Wire) —Nielsen Holdings N.V. (NYSE: NLSN), its wholly-owned subsidiary, Prime Acquisition Corp., and Harris Interactive Inc. (NASDAQ: HPOL) today announced that the offer price for all outstanding shares of common stock of Harris Interactive has been increased from $2.00 to $2.04 per share pursuant to the terms of the merger agreement announced on November 25, 2013.

This increase in price is required by and entirely attributable to the final agreed upon average cash balance, less certain deductions, of Harris Interactive and its subsidiaries as specified in the merger agreement. Such cash balance was $2.18 million higher than the cash balance specified in the merger agreement, which resulted in a $0.04 increase in the per share offer price.

In accordance with the terms of the merger agreement and applicable securities rules, expiration of the offer has been extended until 12:00 midnight, New York City time, on January 31, 2014 (one minute after 11:59 P.M., New York City time, on January 31, 2014), unless the offer is further extended in accordance with the terms of the merger agreement. As of 5 p.m. on January 16, 2014, approximately 1.3 million shares have been tendered pursuant to the offer.

Harris Interactive stockholders who have already tendered their shares will receive the benefit of the increased offer price and need not take any action in order to do so. Except for the increase to the offer price and the extension of the expiration of the offer, all other terms and conditions of the offer remain unchanged.

About Nielsen

Nielsen Holdings N.V. (NYSE:NLSN) is a global information and measurement company with leading market positions in marketing and consumer information, television and other media measurement, online intelligence and mobile measurement. Nielsen has a presence in approximately 100 countries, with headquarters in New York, USA and Diemen, the Netherlands. For more information, visit www.nielsen.com.

About Harris Interactive

Harris Interactive is one of the world’s leading market research firms, leveraging research, technology, and business acumen to transform relevant insight into actionable foresight. Known widely for The Harris Poll®, Harris offers proprietary solutions in the areas of market and customer insight, corporate brand and reputation strategy, and marketing, advertising, public relations and communications research across a wide range of industries. Additionally, Harris has a portfolio of multi-client offerings that complement our custom solutions while maximizing a client’s research investment. Serving clients worldwide through our North American and European offices, Harris specializes in delivering research solutions that help our clients stay ahead of what’s next. For more information, please visit www.harrisinteractive.com.

Forward Looking Statements

This news release includes information that could constitute forward-looking statements. These statements may be identified by words such as ‘will’, ‘expect’, ‘should’, ‘could’, ‘shall’ and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. The potential risks and uncertainties include the possibility that the transaction will not close or that the closing may be delayed; the possibility that the conditions to the closing of the transaction may not be satisfied; the risk that competing offers will be made; the transaction may involve unexpected costs, liabilities or delays; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; general economic conditions; conditions in the markets Nielsen and Harris Interactive are engaged in; behavior of customers, suppliers and competitors (including their reaction to the transaction); technological developments; as well as legal and regulatory rules affecting Nielsen’s and Harris Interactive’s business and specific risk factors discussed in other releases and public filings made by Nielsen and Harris Interactive (including their respective filings with the Securities and Exchange Commission (“SEC”)). This list of factors is not intended to be exhaustive. Such forward-looking statements only speak as of the date of this press release, and Nielsen and Prime Acquisition Corp. assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events, or other factors.

Important Additional Information

This news release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Harris Interactive or any other securities. Nielsen Holdings N.V. and its wholly owned subsidiary Prime Acquisition Corp. have commenced a tender offer for all outstanding shares of common stock of Harris Interactive Inc. and have filed with the SEC a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents), as amended and which will be further amended as necessary. Harris Interactive has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, as amended and which will be further amended as necessary. These documents contain important information, including the terms and conditions of the tender offer, and stockholders of Harris Interactive are advised to carefully read these documents before making any decision with respect to the tender offer. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and related documents may be obtained for free by contacting the investor relations department of Harris Interactive at MBurns@HarrisInteractive.com. The Offer to Purchase and related documents may be obtained for free by contacting the investor relations department of Nielsen at kate.vanek@nielsen.com or by directing such requests to the information agent for the tender offer, Innisfree M&A Incorporated, at (888) 750-5834 (toll-free for stockholders) or (212) 750-5833 (collect for bank and brokers).